SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

BARNES & NOBLE EDUCATION, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

06777U101

(CUSIP Number)

Greenhaven Road Investment Management, LP

8 Sound Shore Drive, Suite 190

Greenwich, CT 06830

Attention: Scott Stewart Miller

Telephone: (203) 569-8920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Scott Stewart Miller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	0
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

IN

The information above is given as of June 4, 2024, the date of filing of Amendment No. 1 to Schedule 13D.

Page 2 of 11 pages

CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Greenhaven Road Investment Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	0
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

PN

The information above is given as of June 4, 2024, the date of filing of Amendment No. 1 to Schedule 13D.

Page 3 of 11 pages

CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

MVM Funds, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	0
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

OO

The information above is given as of June 4, 2024, the date of filing of Amendment No. 1 to Schedule 13D.

Page 4 of 11 pages

CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Greenhaven Road Capital Fund 1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	0
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

PN

The information above is given as of June 4, 2024, the date of filing of Amendment No. 1 to Schedule 13D.

Page 5 of 11 pages

CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Greenhaven Road Capital Fund 2, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	0
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	0
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON

PN

The information above is given as of June 4, 2024, the date of filing of Amendment No. 1 to Schedule 13D.

Page 6 of 11 pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the beneficial ownership of Common Stock, par value $0.01 per share (the “Common Stock”), of Barnes & Noble Education, Inc. (the “Company” or the “Issuer”). This Amendment No. 2 amends and restates in their entirety Items 6 and 7 of the Schedule 13D originally filed on May 17, 2024 as amended by Amendment No.1 thereto filed on June 4, 2024 (“Amendment No. 1”). Item 6 is being amended and restated to eliminate the cross-reference to Item 4 and instead to repeat the relevant text from Item 4 directly into Item 6. Item 7 is being amended and restated to reflect the attachment of Exhibits 2 and 3, confidential treatment for which was requested but not granted.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As disclosed by the Issuer in its Definitive Proxy Statement filed with the SEC on May 15, 2024:

•	On or about March 29, 2024, Outerbridge Capital Management, LLC (“Outerbridge”) delivered a preliminary, non-binding proposal on behalf of itself, Greenhaven and other investors (the “March 29 Term Sheet”, which is Exhibit 2 to this Schedule 13D). The March 29 Term Sheet contemplated a $64.0 million rights offering at a $0.60 per share subscription price, with $46.0 million backstopped (such backstop at a $0.40 per share subscription price). The March 29 Term Sheet noted that no less than $23.0 million of the backstop would be invested, such that if the rights offering was fully subscribed the Issuer could raise a total of $87.0 million, and contemplated Greenhaven would have the right to designate one director upon closing of the transaction. The March 29 Term Sheet was subject to the Issuer entering into a new senior credit facility agreeable to the investors.

•	On the evening of April 9, 2024, Greenhaven delivered an indication of interest to the Issuer on behalf of itself and other participants (not including Outerbridge) to raise $90.0 million at a subscription price of $0.35 per share. Greenhaven indicated that it would invest $60.0 million, and the remaining $30.0 million would come from other investors. The proposal was non-binding and did not have committed debt financing.

•	On or about April 11, 2024, Greenhaven withdrew its April 9, 2024 proposal and tried to engage the Issuer and Toro 18 Holdings LLC (“Immersion”) to participate in an Immersion-led transaction at a subscription price of $0.05 per share, but no further discussions occurred between Greenhaven and Immersion.

•	On April 14, 2024, Greenhaven delivered to the Issuer a new non-binding proposal to raise approximately $90.0 million at a subscription price of $0.35 per share. The proposal was non-binding and did not have committed debt financing. The proposal was subject to the Issuer entering into a new senior credit facility agreeable to the backstop investors and Outerbridge committing $11 million to the transaction.

•	On May 1, 2024, Outerbridge and Greenhaven delivered to the board of directors of the Issuer (the “Board”) a preliminary, non-binding recapitalization proposal supported by other equity investors (the “May 1 Proposal”, which is Exhibit 3 to this Schedule 13D) consisting of: (1) a rights offering that would be backstopped in the amount of $57.0 million at $0.35 per share ($45.0 and $10.0 million of such backstop commitment to be provided by Greenhaven and Outerbridge, respectively; a third investor would commit for an additional $2.0 million); and (2) a direct investment of $57.0 million at $0.35 per share from eight investors (which do not include Outerbridge or Greenhaven). Greenhaven and Outerbridge would have a “PIPE Capacity Option” to directly invest up to $20.0 million and $7.5 million, respectively, at their sole discretion, such that the total direct investment would be in an amount of up to $84.5 million.

Page 7 of 11 pages

•	The May 1 Proposal also included, among other things, a backstop fee of 10% of the commitment payable in registered shares of Common Stock; a $2.0 million breakup fee; the addition of two new members to the Board at closing (including the CIO of Greenhaven and a director with a publishing background); the future addition of another independent director with a retail focused background; the reduction of the board to eight members at the annual meeting; establishing an Executive Committee to manage the transition to a new CEO; and placing two Greenhaven operating partners at the Issuer.

•	On May 2, 2024, the Issuer’s Alternative Transactions Committee (or “ATC”) and Board determined that the May 1 Proposal could reasonably be expected to lead to a “Superior Transaction” under the terms of the Standby Securities Purchase and Debt Conversion Agreement dated as of April 16, 2024 among the Issuer, Immersion, Outerbridge and the other parties thereto (the “Purchase Agreement”), and a representative of the Issuer advised Outerbridge and Greenhaven of the Board’s determination. However, the Issuer representative also made it clear that the ATC does not deem the May 1 Proposal to be a “Superior Transaction” in its current form and that the Issuer does not intend to terminate the Purchase Agreement and Immersion-led transaction unless and until Greenhaven and Outerbridge deliver a binding and unconditional proposal that includes executed committed debt and/or equity financing sufficient to effectuate the proposal in a form acceptable to the ATC and the Board.

•	On May 6, 2024, representatives of Outerbridge informed representatives of the Issuer that Outerbridge does not intend to participate in discussions regarding the May 1 Proposal.

On May 31, 2024, the Reporting Persons determined to sell all of their Common Stock (5,256,342 shares). The Reporting Persons sold all of their Common Stock on May 31, 2024 and June 3, 2024, as detailed in Item 5(c) to Amendment No. 1.

On June 4, 2024, the Reporting Persons submitted notice to the Issuer of the Reporting Persons’ election to participate in the Issuer’s announced rights offering, pursuant to which the Reporting Persons would receive 7 million shares of Common Stock. The closing of the rights offering was subject to the approval of the Issuer’s shareholders and other closing conditions.

On June 4, 2024, the Reporting Persons determined to sell, and did sell, call options on the Common Stock, as detailed in Item 5(c) to Amendment No. 1.

Page 8 of 11 pages

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement (previously filed)

2.	March 29 Term Sheet (filed herewith)

3.	May 1 Proposal (filed herewith)

Page 9 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: July 22, 2024

Scott Stewart Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

By:	/s/ Scott Stewart Miller
Scott Miller, for himself and as the Managing Member of the General Partner (for itself and on behalf of the Funds and the Investment Manager)

Page 10 of 11 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement (previously filed)

2.	March 29 Term Sheet (filed herewith)

3.	May 1 Letter (filed herewith)

Page 11 of 11 pages